1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY COMSCORE, INC.: SCOR-2015-1

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED AND HIGHLIGHTED IN THE UNREDACTED SUBMISSION PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

December 3, 2015

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Stephen Krikorian, Accounting Branch Chief, Office of Information Technologies and Services
Maryse Mills-Apenteng, Special Counsel
Ivan Griswold, Staff Attorney
Morgan Youngwood, Staff Attorney

Re:	comScore, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014, as amended
Filed February 20, 2015 and April 24, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 6, 2015
File No. 1-33520

Ladies and Gentlemen:

On behalf of our client, comScore, Inc. (the “Company”), we hereby submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 25, 2015 (the “Staff Letter”) relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) and amendment no. 1 to the Company’s annual

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report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K/A”) filed with the Commission on February 20, 2015 and April 24, 2015, respectively, and the Company’s quarterly report on Form 10-Q for the period ended September 30, 2015 (the “Q3 2015 Form 10-Q”) (File No. 001-33520).

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by courier copies of this letter. In this letter, we have recited the comments from the Staff Letter in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for Fiscal Year Ended December 31, 2014

Business

Intellectual Property, page 4

1.	You disclose that you have 32 issued patents. Please tell us whether you are materially dependent on one or more of these patents and, if so, the duration of any such patents. Refer to Item 101(c)(1)(iv) of Regulation S-K and confirm that you will include this information, to the extent applicable, in future filings.

RESPONSE TO COMMENT 1:

The Company supplementally advises the Staff that it presently believes that it is not materially dependent on one or more of its patents, nor was it substantially dependent as of the time of disclosure in the 2014 Form 10-K. The Company has confirmed to us that it will include such information to the extent applicable in future filings in accordance with the requirements of Item 101(c)(1)(iv) of Regulation S-K.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subscription Revenues, page 36

2.	You state that as of December 31, 2014, your strategic partnerships with Google and Yahoo were “live and generating revenues.” We also note that during your third quarter earnings call for 2015 your CEO suggested that the 53% growth in vCE is attributable in part to DoubleClick. Please tell us what consideration you gave to disclosing, in quantified, disaggregated terms, the revenue generated by these partnerships. Also consider, expanding your disclosure to explain how these partnerships function, how they generate revenues, and to the extent material, describe the key terms of the underlying agreements.

RESPONSE TO COMMENT 2:

The Company supplementally advises the Staff that revenue related to its strategic partnership with Google (referred to by the Company at times as its relationship with DoubleClick) was $[****] and $[****] during the year ended December, 31, 2014 and the nine months ended September 30, 2015, respectively, or [****]% and [****]% of the Company’s total revenue during those respective periods. The Company further supplementally advises the Staff that revenue related to its strategic partnership with Yahoo! was $[****] and [****] $[****] during the year ended December, 31, 2014 and the nine months ended September 30, 2015, respectively, or [****]% and [****]% of the Company’s total revenue during those respective periods. The Company has not historically provided additional disclosure regarding its relationships with Google and Yahoo! in its periodic reports since its sales to those customers have in an aggregate amount equaled less than ten percent of the Company’s consolidated revenues and the loss of either such customer would not have a material adverse effect on the Company. Furthermore, the Company respectfully submits that these strategic partnerships are established by the type of contract that ordinarily accompanies the kind of business conducted by the Company, and the Company deems them made in the ordinary course of business. The Company is not currently substantially dependent on these contracts nor was it at the time of the 2014 Form 10-K. As such, the Company has not historically deemed these to be material contracts pursuant to Item 601(b)(10) of Regulation S-K. Notwithstanding, the Company considers these relationships to be relevant to its future potential if they develop in significance as the strategic relationships and revenue opportunities may grow over time. Accordingly, the Company intends to continue to evaluate the materiality of these relationships and will provide further disclosure if required by the rules and regulations of the Securities Exchange Act of 1934, as amended, or such disclosure would be otherwise material to an understanding of the Company’s business and performance in future periods.

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3.	You state that of $16.3 million in revenue related to non-monetary transactions during 2014, $10.7 million of that amount is attributable to a single related party transaction. We are unable to locate disclosure regarding these transactions in your related party transactions disclosure included in your amended 10-K filed on April 24, 2015. Refer to Item 404(a) of Regulation S-K.

RESPONSE TO COMMENT 3:

The Company supplementally advises the Staff that such disclosure relates to a contract by and between the Company and [****] (the “Customer”). [****] is a director of the Company and also a director of the Customer (the “Related Person”), which would make him a “related person” under Instruction 1 to Item 404(a). However, the Related Person did not and is not expected to have a material direct or indirect interest in the Company’s transaction with the Customer. As of [****], 2015, the Related Person beneficially owned only [****] shares of the Customer, or [****]% of its outstanding shares. During the fiscal year ended March 31, 2015, the Related Person earned $[****] in total compensation from the Customer for services as a member of its board of directors, all consistent with the disclosed director compensation policies of the Customer. The Related Person did not disclose any further interest in the Customer to the Company, nor is the Company aware of further interest by the Related Person in the Customer or the referenced transaction with the Customer. Accordingly, the Company respectfully submits that the Related Person did not have a direct material interest in the referenced transaction, and in reliance upon Instruction 6 to Item 404(a), the Related Person did not have an indirect material interest in the referenced transaction since such person’s only relationship arose as a director of the Customer and a beneficial owner of less than 10% of the equity interest in the Customer.

The Company supplementally advises the Staff that it referenced the relationship in its financial statements in the interest of providing additional disclosure of the relationship regarding the Customer and the Related Person notwithstanding that such disclosure was not otherwise required pursuant to Item 404(a).

Revenue Recognition, page 37

4.	Please tell us what consideration you gave to breaking out the impact of non-monetary transactions in your presentation of results of operations for the periods presented.

RESPONSE TO COMMENT 4:

The Company supplementally advises the Staff that it considered the impact of its nonmonetary transactions during the year ended December 31, 2014 and concluded that such transactions were immaterial to an understanding of the Company’s operations as a whole during

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the period presented in the discussion of Results of Operations presented in the 2014 Form 10-K. The Company advises the Staff that the revenue from such transactions represented less than 5% of total revenue during the year ended December 31, 2014. Notwithstanding, the Company disclosed the overall effect in its Summary of Significant Accounting Policies in the discussion of its policy regarding nonmonetary transactions. The Company supplementally advises the Staff that it first began disclosing the amount of its nonmonetary revenue and associated expenses in the discussion of its Results of Operations in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. This disclosure was prompted when the Company’s nonmonetary revenue exceeded 10% of its total revenue for the first time in a given period and the Company determined such detail may enhance a reader’s understanding of its results of operations. Accordingly, the Company increased the prominence of the disclosure. However, the overall details were generally consistent with prior disclosures since the Company had historically broken out nonmonetary transactions in the notes to its financial statements and the summary of significant accounting policies included in its Managements’ Discussion and Analysis of Financial Condition and Results of Operations section.

The Company will continue to carefully evaluate on a quarterly basis if additional disclosure regarding the extent and nature of its nonmonetary transactions should be described in the Results of Operations section or otherwise in its quarterly and annual reports.

The Company supplementally advises the Staff that all of its nonmonetary transactions were consistent with its typical forms of transactions with data source providers for which costs are recognized and customer transactions for which revenue is recognized. Accordingly, the Company determined that the disclosure in the Results of Operations regarding trends generally otherwise captured the material factors contributing to the changes in the Company’s results of operations for the periods presented in the 2014 Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 9

5.

We note from your disclosures that you have non-monetary transactions. Describe the nature of the date exchanges that are being accounted for as non-monetary transactions. Indicate whether these transactions are similar to your typical revenue

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transactions. Consider revising your disclosures to clarify the nature of the non-monetary transactions. We refer you to ASC 845-10-50-1.

RESPONSE TO COMMENT 5:

All of the Company’s nonmonetary transactions were consistent with its typical forms of transactions with data source providers for which costs are recognized and customer transactions for which revenue is recognized. As an example, in these types of nonmonetary transactions, the Company provides subscription products and solutions that it typically sells on a cash basis to data source providers in exchange for additional consumer demographics and segmentation data that improves the accuracy and granularity of the Company’s products and services, particularly the Company’s panel and census data. The Company concluded that such transactions were consistent with its accounting policies and with the terms of similar transactions with other ordinary course transactions but for the nonmonetary element. Notwithstanding, the Company intends to provide additional disclosure in its upcoming Annual Report on Form 10-K for the year ended December 31, 2015 consistent with the Staff’s comment affirmatively clarifying the nature of these transactions and that such transactions were conducted on terms otherwise consistent with its typical types of agreements of similar substance.

6.	Tell us what consideration you gave to disclosing the amount of related party revenues and expenses on the face of your Statements of Operations and Comprehensive Losses. We refer you to Rule 4-08(k)(1) of Regulation S-X.

RESPONSE TO COMMENT 6:

The Company considered disclosing the amount of related party revenues and expenses on the face of its Statement of Operations and Comprehensive Losses included in the Q3 2015 Form 10-Q. For the three and nine months ended September 30, 2015, related party revenue represented 4.4% and 4.2% of total revenue, respectively, and related party expenses represented 3.5% and 3.0% of total expenses, respectively. Accordingly, the Company concluded that such disclosure on the face of its Statement of Operations and Comprehensive Losses included in the Q3 2015 Form 10-Q was not material. Notwithstanding, the Company provided such disclosure in footnote 12 to its financial statements included in its Q3 2015 Form 10-Q. To the extent that related party transactions become a material component of the Company’s Statement of Operations and Comprehensive Losses, it will provide further disclosure on the face of such statement in future periodic reports.

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Note 3 — Business Combinations, page 13

7.	We note that upon further analysis following completion of the acquisition of the European IAM Business, you determined that the acquisition was not significant under Section 11-01(b) of Regulation S-X and that such financial statements and pro forma financial statements are therefore not required to be filed in your Form 8-K. Please explain why the 1,605,330 shares of common stock issued for $82.5 million do not represent the total purchase price of the acquired business. In this respect, the Purchase Agreement (Exhibit 10.5) appears to indicate that “SPA Consideration Shares” were issued in connection with the business combination. Please explain how you determined the fair value for both the Strategic Alliance and the European IAM Business. Indicate why the $23 million difference between the fair market value of the shares issued and the tender offer price was assigned to the Strategic Alliance intangible asset. In addition, describe how you will evaluate the recoverability of the Strategic Alliance intangible asset. Identify the cash flows that will be earned from this asset. Cite the specific accounting guidance that you relied upon.

RESPONSE TO COMMENT 7:

The Company advises the Staff that it considered many qualitative and quantitative factors and conducted substantial technical accounting research in determining and assigning the appropriate value for the Strategic Alliance Agreement (the “Strategic Alliance Agreement”) with WPP Group USA, Inc. and its affiliates (“WPP”) and the acquisition of the internet audience measurement businesses managed by WPP of companies in Norway, Sweden and Finland (the “European IAM Businesses”). The Company advises the Staff that the Strategic Alliance Agreement was a separate agreement and was part of a broader transaction that involved the acquisition of the European IAM Businesses as disclosed in the Company’s quarterly reports for the quarter ended June 30, 2015 (the “Q2 2015 Form 10-Q”). Following careful consideration, the Company concluded that the transactions were contemporaneous and to account for the transactions as a multiple element arrangement.

Background of the Transactions

As previously disclosed, the Company entered into several contemporaneous transactions with WPP, including:

•	A direct stock issuance by the Company to WPP as consideration for the European IAM Businesses and the Strategic Alliance Agreement collectively.

•	The direct sale in a private placement of the Company’s shares to WPP for $205 million in cash at a negotiated price of $46.13 per share, which was at a discount of $5.29 per

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share to the closing price as reported on the NASDAQ Global Select Market on the date of closing of such sale, resulting in a total discount of $23 million to fair value at closing.

The Company has disclosed the terms of the Transaction in various filings as summarized in the Q2 2015 Form 10-Q. Accordingly, the Company has refrained from providing duplicative restated disclosure from its filings regarding the referenced transactions in this letter wherever possible.

Allocation of Fair Value

Throughout the negotiation of the referenced transactions, the Company’s primary objective was to enter into the Strategic Alliance Agreement. Although valuable to the Company, the acquisition of the European IAM Businesses was a condition imposed by WPP as precedent to entering into the Strategic Alliance Agreement and not a priority of the Company.

The Company respectfully advises the Staff that the multiple transactions entered into with WPP listed in the preceding subsection were entered into in contemplation of one another. Specifically, the Stock Purchase Agreement dated February 11, 2015 references the Strategic Alliance Agreement and the direct sale following an unsuccessful tender offer as key elements to the transactions as a whole. Accordingly, the Company considered the transactions contemporaneous and concluded the arrangements should be considered together in determining the accounting and the allocation of the total consideration transferred of $310.8 million. Since the arrangement had multiple elements, the Company concluded the total arrangement consideration should be allocated based upon relative fair value in accordance with the framework in Accounting Standards Codification (“ASC”) 605-25. The Company included the fair value of the discounted direct stock issuance in lieu of the unsuccessful tender offer in the total consideration to be allocated to the identified elements based on relative fair values. The Company also considered the guidance in ASC 350-30, which states that acquired intangible assets are generally recognized upon acquisition and measured by allocating the cost of the acquisition to the individual assets acquired based upon their relative fair values. As a result, the Company concluded an allocation of total arrangement consideration received based on relative fair values was an appropriate method to allocate values to the identified elements of the arrangement.

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In exchange for the direct stock issuance and the private placement of the Company’s shares, the Company received cash, the Strategic Alliance Agreement and the European IAM Businesses. The Company determined the fair value of the stock given up was $310.8 million and concluded that amount should be accounted for as follows:

Cash	$204.7 million
Strategic Alliance Agreement	97.6 million
Business acquired	8.3 million

The Company engaged a third party valuation specialist to prepare an independent valuation of the Strategic Alliance Agreement and considered customary methodologies, including a discounted cash flows analysis. The Company also engaged the third party valuation specialist to prepare an independent valuation of the identifiable assets and liabilities acquired for the European IAM Businesses in accordance with ASC Subtopic 805-20 and considered customary methodologies, including, a discounted cash flows analysis.

Significance of Acquisition of European IAM Businesses

The Company considered whether the acquisition of the European IAM Businesses was considered significant in accordance with the requirements of Form 8-K and Regulation S-X. Following closing, the Company considered the significance of the acquired European IAM Businesses in accordance with Instruction 4 to Item 2.01 of Form 8-K. Pursuant to Instruction 4 to Item 2.01 of Form 8-K, the Company evaluated significance based on the definition of “significant subsidiary” in Regulation S-X, Rule 1-02(w). The tests were applied against the Company’s audited financial statements for its most recently completed full fiscal year, which ended December 31, 2014. The total investment in the European IAM Businesses was deemed to be $8.3 million. The investment test resulted in 2.3% of the Company’s total assets, the asset test resulted in 0.2% of total assets, and income test [****]%. Accordingly, none of the tests exceeded 20% and thus the Company concluded the acquisition of the European IAM Businesses were not considered significant. Accordingly, no further financial statements were required pursuant to Item 9.01 of Form 8-K.

Recoverability Assessment

The Strategic Alliance Agreement is a partnership with WPP to offer cross media solutions in markets that currently do not have multiple platform, audience measurement services. The Company and WPP entered into the Strategic Alliance Agreement in order to take advantage of the other entity’s complementary capabilities for their existing measurement services. Under the agreement, the Company and WPP agree not to collaborate with any third party for products that are competitive with the Cross Media solutions in that territory.

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The Company evaluates its long-lived assets as required by ASC 360. The Company considers the Strategic Alliance Agreement (a definite-lived intangible asset with an amortization period of 10 years) as a long-lived asset and evaluates that asset in accordance with ASC 360 for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company performs its assessment based upon the undiscounted cash flows and the long term forecast expected to be generated directly from Strategic Alliance Agreement based on new services in total audience measurement and cross media audience measurement to clients outside the United States. Based on the Company’s analyses to date, the Company has determined that the Strategic Alliance Agreement asset is recoverable.

****

Attached hereto as Appendix I is the written statement of the Company of the representations requested in the Staff Letter.

****

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****

Please direct your questions or comments regarding this letter to the undersigned at (202) 973-8823 or Robert Day at (650) 320-4622. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

/s/ Michael Labriola
Michael C. Labriola

cc:	Serge Matta, comScore, Inc.

Melvin Wesley III, comScore, Inc.

Christiana L. Lin, comScore, Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Appendix I

With respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and amendment no. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2015 and April 24, 2015, respectively, and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 (File No. 001-33520) filed with the Commission on October 30, 2015 by the comScore, Inc. (the “Company”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMSCORE, INC.

By:	/s/ Mel Wesley III
Melvin Wesley III Chief Financial Officer December 3, 2015